SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONOMAWEST HOLDINGS, INC.
(Name of Subject Company (Issuer))

STAPLETON ACQUISITION COMPANY
(Name of Filing Persons (Offeror))

CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Filing Persons (Other Persons))

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

(AMENDMENT NO. 1)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

STAPLETON ACQUISITION COMPANY
CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+
$6,522,590.70	$757.27

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc. not owned by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a purchase price of $10.05 per Share, net to the seller in cash. On March 30, 2011, 1,251,367 Shares were outstanding, of which 602,353 are collectively owned by the Stapleton Group. Accordingly, this calculation assumes the purchase of 649,014 Shares.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million dollars of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $757.27
Form or Registration No.:  Schedule TO-T/Schedule 13E-3 (File No. 005-34214)
Filing Parties:  Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust.
Date Filed:  April 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 1, 2011 (the “Schedule TO”) by Stapleton Acquisition Company, a Delaware corporation (“SAC”), Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust. The Schedule TO relates to the offer by SAC to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4 of Schedule TO is hereby amended as follows:

The section of the Offer to Purchase entitled “The Tender Offer—Acceptance for Payment and Payment for SonomaWest Shares” beginning on page 27 of the Offer to Purchase is hereby amended as follows:

The first paragraph on page 28 of the Offer to Purchase is hereby replaced with the following language:

“If any tendered SonomaWest shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more SonomaWest shares than are tendered, certificates evidencing unpurchased SonomaWest shares will be returned, without expense to the tendering stockholder (or, in the case of SonomaWest shares tendered by book-entry transfer into the depositary’s account at DTC pursuant to the procedure set forth in —Procedures for Accepting the Offer and Tendering SonomaWest Shares, such SonomaWest shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the offer.”

Items 5, 6 and 11 of Schedule TO and Items 5, 7, 8 and 14 of Schedule 13E-3 are hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—Background of the Offer” beginning on page 11 of the Offer to Purchase is hereby amended as follows:

The fifth, sixth, seventh, eighth and ninth paragraphs on page 13 of the Offer to Purchase and the first paragraph on page 14 of the Offer to Purchase are hereby replaced with the following language:

“During the four weeks following the February 18, 2011 delivery of the proposal letter to the SonomaWest board of directors, counsel to the Stapleton Group and counsel to the special committee engaged in conversations relating to a request by the special committee for an agreement from SAC that SAC reimburse the special committee for its expenses in the event that SAC did not pursue the proposed tender offer, which request was discussed but not ultimately resolved, and generally relating to the progress of the special committee’s review, including its March 8, 2011 engagement of Duff & Phelps, LLC (“Duff & Phelps”) as its financial advisor.

On March 16, 2011, representatives of Duff & Phelps initiated a telephone conversation with Mr. Walker Stapleton to inquire about SonomaWest and its business in connection with Duff & Phelps’ preliminary valuation analysis, based on Mr. Walker Stapleton’s perspective as the recent President, Chief Executive Officer and Chief Financial Officer of SonomaWest. On that day, David Janke, a co-chair of the special committee, also initiated a telephone conversation with Mr. Walker Stapleton regarding Mr. Walker Stapleton’s discussion with Duff & Phelps and to schedule a meeting to discuss the terms of the SAC proposal once the special committee had received and reviewed the results of Duff & Phelps’ preliminary analysis.

On March 21, 2011, counsel to the Stapleton Group and counsel to the special committee scheduled a meeting to be held by teleconference on March 25, 2011 among Mr. Craig Stapleton, Mr. Walker Stapleton, the members of the special committee and their respective counsel to discuss the special committee’s preliminary view of the proposed offer price of $8.90 per share. On that day Mr. Walker Stapleton also initiated a telephone conversation with Mr. Janke to confirm the meeting.

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On March 24, 2011, Mr. Craig Stapleton called Mr. Janke to confirm the teleconference meeting with the special committee scheduled for the following day, and to schedule an in person meeting with Mr. Janke on March 28, 2011.

On March 25, 2011, Mr. Craig Stapleton, Mr. Walker Stapleton, the members of the special committee and their respective counsel held a meeting by teleconference. During this meeting, members of the special committee informed Messrs. Craig and Walker Stapleton of the work that had been performed by Duff & Phelps, noting that such work had not been completed. Members of the special committee also discussed other information deemed relevant by the committee, such as the potential liquidation value of the company, the value of the company to SAC, trends in local real estate values and comments received from company shareholders. The special committee advised Messrs. Craig and Walker Stapleton that, taking into account all these factors, their preliminary view was that they might not be able to support or recommend a tender offer price of $8.90 and suggested that SAC raise the price to $11.90 per share. Following further discussion of these matters, including certain of the material underlying assumptions used by Duff & Phelps in its preliminary analysis, Messrs. Craig and Walker Stapleton generally stated their view that the assumptions underlying such preliminary analysis, which included analyses of the liquidation value of SonomaWest, were questionable and that SonomaWest is a viable going concern, such that, in their view, the liquidation value of SonomaWest is irrelevant to a determination as to whether the proposed tender offer price is fair to unaffiliated stockholders. Mr. Craig Stapleton informed the special committee members that the Stapleton Group was unwilling to raise the offer price to $11.90 per share, indicating that such price was well in excess of a price at which the Stapleton Group would be willing to proceed with the proposed tender offer. Mr. Craig Stapleton also reiterated SAC’s previously stated intention to commence the proposed tender offer within four to six weeks of the date that the proposal letter was sent to the board, noted that April 1, 2011 represented the end of the sixth week in this timeframe and indicated that the Stapleton Group did not intend to delay commencement of the proposed tender offer beyond this timeframe. The parties to the teleconference then agreed to take each other’s views under advisement and to discuss the offer price further early the following week.

On March 28, 2011, Messrs. Craig Stapleton and David Janke met to discuss the offer price. During this meeting the two discussed the process to date as well as the various courses of action under consideration by SAC with regard to the proposed tender offer. Mr. Craig Stapleton indicated that while the Stapleton Group continued to view $8.90 per share as a fair offer price, the Stapleton Group might be willing to increase the offer price from $8.90 per share and that the special committee’s support of an agreeable increase in the offer price would be an important factor in the Stapleton Group’s determination of whether to so increase the offer price. After further discussions regarding the fairness of the offer price, Mr. Janke indicated that he would discuss an offer price of approximately $10.00 per share with the other members of the special committee.”

Items 5 and 11 of Schedule TO are hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—Interests of Certain Persons in the Offer and the Merger” beginning on page 24 of the Offer to Purchase is hereby amended as follows:

The last paragraph on page 24 of the Offer to Purchase and the first paragraph, aggregate Spread Value of unvested options table and second paragraph on page 25 of the Offer to Purchase are hereby replaced with the following language:

“Vested Stock Options. Certain directors of SonomaWest and Gwendolyn Toney, a salaried employee of SonomaWest, hold vested options to purchase shares of SonomaWest common stock, which may be exercised in accordance with their terms and the shares acquired thereby may be tendered in the offer. Further, following the offer, at the effective time of the merger, each vested option to purchase shares of SonomaWest common stock that is outstanding immediately prior to the effective time of the merger will be cancelled in consideration of a cash payment equal to the product obtained by multiplying (1) the excess, if any, of the consideration offered to SonomaWest stockholders in the offer ($10.05 per share) over the per share exercise price of such option, by (2) the number of shares subject to such option, less applicable withholdings.

The following table summarizes, as of March 30, 2011, with respect to each SonomaWest director and Ms. Toney, the aggregate, positive difference in value between $10.05 and the per share exercise prices (the “Spread Value”) of the options to purchase shares of SonomaWest common stock held by each such director and Ms. Toney:

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Name	Shares of SonomaWest Common Stock Subject to Options (#)	Per Share Exercise Price ($)	Aggregate Spread Value of Unvested Options ($)
David J. Bugatto	5,000	6.50	17,750
Robert W.C. Davies	5,000	6.50	17,750
David A. Janke	5,000	6.50	17,750
David A. Janke	5,000	13.05	(15,000)
Gwendolyn Toney	1,000	5.70	4,350

Bonus Payment  for Salaried Employee. Upon successful completion of the offer and the merger, Michael Babbini, a salaried employee of SonomaWest, will be entitled, pursuant to the terms of Mr. Babbini’s employment agreement, to a bonus equal to 0.75% of the pre-tax fair market value of SonomaWest’s real property (as determined in the reasonable discretion of the SonomaWest board of directors), payable within thirty days of the closing of the merger. SAC estimates that the bonus due to Mr. Babbini following successful completion of the offer and the merger will be approximately $150,000.”

Item 7 of Schedule TO is hereby amended as follows:

The section of the Offer to Purchase entitled “Summary Term Sheet” beginning on page 1 of the Offer to Purchase is hereby amended as follows:

The paragraph on page 2 of the Offer to Purchase immediately following “Do you have the financial resources to pay for all of the SonomaWest shares that you are offering to purchase?” is replaced with the following language:

“Yes. We estimate that the total amount of funds necessary to purchase all outstanding SonomaWest shares that the Stapleton Group does not already own in the offer or the merger and to complete the related transactions, including the payment of fees and expenses in connection with the offer and the merger, will be approximately $6.8 million (not including approximately $57,600 to be paid in respect of the cancellation of vested options to purchase shares of SonomaWest common stock and approximately $150,000 in respect of a bonus payable under an employee’s employment agreement if the offer and the merger are completed). Craig R. Stapleton, the President of SAC and currently its sole stockholder and sole director, intends to loan SAC the necessary funds to complete the offer and the merger. Mr. Craig Stapleton expects to borrow the funds to finance the loan to SAC through a margin securities account with Wells Fargo Bank, N.A. (“Wells Fargo”). See The Tender Offer—Source and Amount of Funds beginning on page 40 for more information.”

The section of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” beginning on page 40 of the Offer to Purchase is hereby amended as follows:

The fifth paragraph on page 40 of the Offer to Purchase is hereby replaced with the following language:

“SAC estimates that the total amount of funds required to purchase all of the outstanding shares of SonomaWest common stock (other than those already owned by the Stapleton Group) pursuant to the offer and the merger and to pay related fees and expenses will be approximately $6.8 million (not including approximately $57,600 to be paid in respect of the cancellation of vested options to purchase shares of SonomaWest common stock and approximately $150,000 in respect of a bonus payable under an employee’s employment agreement if the offer and the merger are completed). Craig R. Stapleton, the President of SAC and currently its sole stockholder and sole director, intends to loan SAC the necessary funds to pay this amount. Mr. Craig Stapleton expects to borrow funds to finance the loan to SAC through a margin securities account with Wells Fargo. The loan from Wells Fargo is expected to be secured by securities owned by Mr. Craig Stapleton (other than shares of SonomaWest common stock). The Wells Fargo loan is expected to bear interest at the Wells Fargo margin interest base rate, which is currently 5.0% for loans of the size necessary to complete the offer and the merger. The proceeds of the Wells Fargo loan are expected to be loaned to SAC by Mr. Craig Stapleton. The loan from Mr. Craig Stapleton to SAC is expected to be payable on demand and to bear an interest rate of 5.0%. It is expected that the loan to SAC by Mr. Craig Stapleton will be repaid through a combination of cash on hand at SonomaWest and a refinancing of SonomaWest’s existing term loan with Wells Fargo. The proceeds from such repayment are expected to be used to repay the loan from Wells Fargo to Mr. Craig Stapleton. SonomaWest’s refinanced loan with Wells Fargo is expected to be secured by one or more of SonomaWest’s real properties.”

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Item 11 of Schedule TO is hereby amended as follows:

The section of the Offer to Purchase entitled “Introduction” beginning on page 8 of the Offer to Purchase is hereby amended as follows:

The fifth paragraph on page 9 of the Offer to Purchase is hereby replaced with the following language:

“Federal Reserve Board Regulations. Regulations G, T, U and X (the “margin regulations”) promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock if such credit is secured directly or indirectly by margin stock. SAC intends to fund the acquisition of the shares of SonomaWest common stock through a loan from Craig R. Stapleton, who in turn expects to borrow funds to finance the loan to SAC through a margin securities account with Wells Fargo. To the extent that the loan from Wells Fargo to Mr. Craig Stapleton is secured by margin stock, it will be done so in a manner compliant with the margin regulations.”

The section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals” beginning on page 43 of the Offer to Purchase is hereby amended as follows:

The second paragraph on page 44 of the Offer to Purchase is hereby replaced with the following language:

“Federal Reserve Board Regulations. The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock if such credit is secured directly or indirectly by margin stock. SAC intends to fund the acquisition of the shares of SonomaWest common stock through a loan from Craig R. Stapleton, who in turn expects to borrow funds to finance the loan to SAC through a margin securities account with Wells Fargo. To the extent that the loan from Wells Fargo to Mr. Craig Stapleton is secured by margin stock, it will be done so in a manner compliant with the margin regulations.”

Item 8 of Schedule 13E-3 is hereby amended as follows:

The section of the Offer to Purchase entitled “Special Factors—The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger” beginning on page 16 of the Offer to Purchase is hereby amended as follows:

(a)           The second, third and fourth bullet point paragraphs on page 16 of the Offer to Purchase are hereby replaced with the following language:

•
“the belief that shares of SonomaWest common stock were not likely to trade at or above the $10.05 per share offer price in the near future. The members of the Stapleton Group based this belief in part on the historical trading price of SonomaWest common stock, which ranged from $4.80 to $9.15 per share during the past two years and last traded at $6.50 per share prior to the public availability of SAC’s initial tender offer proposal. The members of the Stapleton Group also based this belief on their knowledge and understanding of SonomaWest’s historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions. In particular, Messrs. Craig and Walker Stapleton’s familiarity, through their respective current and former executive officer positions with SonomaWest, with the challenges in leasing existing and any future vacant space at SonomaWest’s properties and the prices at which such space may be leased in light of continuing adverse economic conditions affecting potential tenants and competition for such tenants in the commercial rental industry in Sonoma County, California, informed the view of the members of the Stapleton Group that SonomaWest’s current and prospective financial performance and results of operations were not likely to attract investor interest in SonomaWest common stock at a level that would lead to the trading price of SonomaWest shares reaching or exceeding the offer price in the near future;

•
that the consideration to be paid in the offer and the merger is all cash, which provides certainty of value to SonomaWest’s stockholders and provides them with the ability to invest the proceeds as they choose;”

(b)           The following language is added as new language at the end of the penultimate paragraph on page 17 of the Offer to Purchase:

“The members of the Stapleton Group also did not consider SonomaWest’s net book value, which is an accounting concept, because they believe that net book value does not present a meaningful valuation of SonomaWest.”

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SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011	STAPLETON ACQUISITION COMPANY

	By:	/s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: President

Date: April 15, 2011	CRAIG R. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton

Date: April 15, 2011	DOROTHY W. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact

Date: April 15, 2011	WALKER R. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact

Date: April 15, 2011	WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact

EXHIBIT INDEX
Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 1, 2011

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement published in Investor’s Business Daily

(a)(1)(vii)*	Press Release, dated April 1, 2011, issued by SAC

(b)	None

(c)	None

(d)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(2)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(3)*	Power of Attorney regarding Schedule TO, dated as of March 23, 2011, granted by the individual members of the Stapleton Group, other than Craig R. Stapleton, in favor of Craig R. Stapleton.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase and incorporated by reference herein)

(g)	None

(h)	None

*	Previously filed with Schedule TO.